PERSOWN Connect, Inc. (the "Company") a Florida Corporation

Financial Statements

For the year ending on December 31st, 2023

PERSOWN Connect, Inc.

Balance Sheet

For the year ending on December 31st 2023
$USD

Balance Sheet
PERSOWN Connect
As of December 31, 2023

Account	ec 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
Checking - Chase Bank	1,663.27
Savings - Chase Bank	100.00
Total Cash and Cash Equivalents	**1,763.27**
Total Current Assets	**1,763.27**
Fixed Assets	
Accumulated Depreciation & Amortization	(3,354.23)
Facilities and Equipment	7,173.07
Total Fixed Assets	**3,818.84**
Long Term Assets	
Accumulated Amortization	(25,520.01)
Capitalized Patent Assignment, Corp & Legal Documents	9,600.00
Capitalized Software Cost	462,360.64
Total Long Term Assets	**446,440.63**
Total Assets	**452,022.74**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable - Deferred Compensation	60,000.00
Advances from Persown, Inc.	372,759.47
Loans from Shareholders	5,100.00
Total Current Liabilities	**437,859.47**
Total Liabilities	**437,859.47**
Equity	
Additional Paid in Capital	79,794.00
Common Stock	803.50
Current Year Earnings	(66,436.73)
Preferred Stock - Series A	2.50
Total Equity	**14,163.27**
Total Liabilities and Equity	**452,022.74**

PERSOWN Connect, Inc.

Income Statement

For the year ending on December 31st 2023
$USD

Income Statement (Profit and Loss)
PERSOWN Connect
For the year ended December 31, 2023

Account	2023
Gross Profit	0.00
Operating Expenses	
Other Professional Fees	66,262.50
Travel	174.23
Total Operating Expenses	66,436.73
Operating Income	(66,436.73)
Net Income	(66,436.73)

PERSOWN Connect, Inc.

Statement of Cash Flows

For the year ending on December 31st 2023
$USD

Cash Summary
PERSOWN Connect
For the year ended December 31, 2023

Account	2023
Less Expenses	
Other Professional Fees	6,262.50
Travel	174.23
Total Expenses	**6,436.73**
Surplus (Deficit)	**(6,436.73)**
Plus Other Cash Activity	
Fixed Assets	(3,818.84)
Accumulated Amortization	25,520.01
Advances from Persown Affiliates	372,759.47
Capitalized Patent Assignment, Corp & Legal Documents	(9,600.00)
Capitalized Software Cost	(462,360.64)
Loans from Shareholders	5,100.00
Total Other Cash Activity	**(72,400.00)**
Plus Changes in Equity	
Additional Paid in Capital	79,794.00
Common Stock	803.50
Preferred Stock - Series A	2.50
Total Changes in Equity	**80,600.00**
Net Cash Flows	**1,763.27**
Summary	
Opening Balance	0.00
Plus Net Cash Flows	1,763.27
Closing Balance	1,763.27
Net change in cash for period	**1,763.27**

Unaudited

PERSOWN Connect, Inc.

Statement of Changes in Equity

For the year ending on December 31st 2023
$USD

Owner's Equity Summary
PERSOWN Connect
For the year ended December 31, 2023

Account	2023
Equity	
Opening Balance	0.00
Additional Paid in Capital	79,794.00
Common Stock	803.50
Current Year Earnings	(66,436.73)
Preferred Stock - Series A	2.50
Total Equity	**14,163.27**

PERSOWN Connect, Inc.

Notes to the financial statements

For the year ending on December 31st 2023
$USD

1. ORGANIZATION AND PURPOSE

Persown Connect, Inc. (the "Company") is a partnership organized on September 15th, 2023 under the laws of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. Related Party Transactions

The Company has raised $160,600 from related parties since inception, of which $80,350 were contributed by members of the parent company Persown, Inc at a $100,000 pre-money valuation

a) $10,000 of the related party transactions was structured as a loan with a 12% interest rate and a bonus of 5,000 shares.